

November 4, 2014

Via E-mail
George Thanopoulos
Chief Executive Officer
Metaldyne Performance Group Inc.
47659 Halyard Drive
Plymouth, MI 48170

  Re: **Metaldyne Performance Group Inc.**
    Amendment No. 2 to Registration Statement on Form S-1
    Filed October 29, 2014
    File No. 333-198316

Dear Mr. Thanopoulos:

  We have reviewed your responses to the comments in our letter dated October 20, 2014 and have the following additional comments.

Summary Historical Financial And Other Data, page 14

1. We note your response to our prior comment 2 and the changes that have been made to footnote (2) on page 16 and footnote (b) on page 17 indicating that the pro forma financial information does not reflect the impact of this offering. However, we continue to note that the second paragraph on page 14 indicates that pro forma financial information presented in your summary historical financial and other data gives effect to the issuance of an undetermined number of shares by the selling stockholder in the initial public offering. Furthermore, we note that the pro forma financial information disclosed on pages 15 and 16 appears to include the effects of the pro forma adjustments related to the offering as presented in the pro forma financial information included on pages 54 through 64 of the registration statement. Please advise or revise as appropriate.

Unaudited Pro Forma Financial Data, page 54

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 61

2. We note the changes that have been made to footnote (i) on page 62 in response to our prior comment 9. However, based on your revised disclosures, we are unable to determine how you calculated the adjustments for interest on the Grede acquisition debt for the various periods presented based on the interest rate disclosed of 4.75%. Please supplementally provide us with your computations of interest on the Grede acquisition debt for the six months ended June 30, 2014 and 2013 and for the year ended December 31, 2013.

3. We note the disclosures that have been provided in footnote (n) on pages 63 and 64 in response to our prior comments 5 and 6. Please revise footnote (5) to disclose the number and terms of the new stock-based compensation awards that resulted in the recognition of the stock-based compensation expense disclosed in footnote (n). Similarly, please also revise footnote (n) to disclose the number and terms of the stock-based compensation awards that were granted as a result of the conversion of the previous equity based awards of HHI, Metaldyne and Grede in connection with the Combination. Footnote (n) should also be revised to explain the method and significant assumptions used to calculate or determined the expense associated with the new and converted awards disclosed in footnote (n).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 68

Year Ended December 31, 2013 compared to Successor Period 2012 and Predecessor Period 2012, page 81

Other, net page 84

4. We note your response to our prior comment 15 and the revisions that have been made to page 84 of MD&A in response to our prior comment. Your response indicates that the $10.1 million purchase price adjustment resulting from the arbitration ruling in favor of the former shareholders was determined more than one year after the transaction date and therefore the adjustment was deemed not to qualify as a measurement period adjustment. We also note that the adjustment was therefore recorded in current earnings for the year ended December 31, 2013. Given that the disclosures in Note 5 on page F-16 indicate that the Metaldyne acquisition occurred on December 17, 2012 and this adjustment was made in 2013, please explain in further detail when this arbitration ruling was concluded during 2013 and explain in further detail why you do not believe this adjustment qualifies as a measurement period adjustment.

Stock-Based Compensation, page 94

5. We note your response to our prior comment 18 and reissue our prior comment. To the extent the estimated IPO price is expected to differ significantly from the most recent fair value determined for your common shares, please tell us the significant factors and events contributing to the changes in fair value of the underlying stock leading up to the expected IPO pursuant to the guidance outlined in section 14.13 of the AICPA Audit and Accounting Guide, Valuation of Privately- Held- Company Equity Securities Issued As Compensation.

Metaldyne Performance Group Inc. Financial Statements, page F-5

Note 13. Debt

6. We note your response to our prior comment 23. Once your updated financial statements for the nine months ended September 28, 2014 are provided in the filing, please revise the notes to your financial statements to disclose the nature and terms of these restrictions on your ability to pay dividends imposed under the terms of the new debt obligations obtained in connection with the refinancing.

   You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3217 with any other questions.

                                        Sincerely,

                                        /s/ J. Nolan McWilliams

                                        J. Nolan McWilliams
                                        Attorney-Advisor

cc: Via E-mail
        Alexander D. Lynch, Esq.